PROSPECTUS SUPPLEMENT                          FILED PURSUANT TO RULE 424(b)(2)
(To Prospectus dated March 21, 1995)                 REGISTRATION NO. 033-54477

                                  $150,000,000

                           BURLINGTON RESOURCES INC.

                    6 7/8% DEBENTURES DUE FEBRUARY 15, 2026

                            ------------------------

                   Interest Payable February 15 and August 15

                            ------------------------

     The Debentures will not be redeemable prior to maturity and will not be subject to any sinking fund provisions.

     The Debentures will be represented by one or more global securities (the "Global Debentures") registered in the name of The Depository Trust Company, New York, New York (the "Depository") or its nominee. Beneficial interests in the Global Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depository (with respect to participants' interests) and its participants. Except as described herein, Debentures in definitive form will not be issued. So long as the Debentures are represented by Global Debentures, settlement for beneficial interests in the Global Debentures, including all secondary market trading activity, will be made in immediately available funds as part of the Depository's same-day funds settlement system. All payments of principal and interest on the Debentures will be made by the Company in immediately available funds.
                            ------------------------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
          AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
             OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        Price to           Underwriting          Proceeds to
                                        Public(1)           Discount(2)         Company(1)(3)
-------------------------------------------------------------------------------------------------

Per Debenture.....................        99.099%              .875%               98.224%
-------------------------------------------------------------------------------------------------
Total.............................     $148,648,500         $1,312,500          $147,336,000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February 21, 1996 to date of delivery.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $300,000.

                            ------------------------

     The Debentures offered by this Prospectus are being offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters, to the approval of certain matters by Cravath, Swaine & Moore, counsel for the Underwriters, and to certain other conditions. It is expected that delivery of the Debentures will be made in book-entry form through the facilities of the Depository on or about February 21, 1996, against payment therefor in same day funds.

                            ------------------------

LEHMAN BROTHERS                                            MORGAN STANLEY & CO.
                                                               INCORPORATED

February 14, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Reference is made to "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. At the date of this Prospectus Supplement, the Company's Annual Report on Form 10-K for the year ended December 31, 1995 is incorporated by reference herein.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Debentures will be added to working capital and used for general corporate purposes, including acquisition of oil and gas properties, repayment of commercial paper, capital expenditures and repurchases of the Company's common stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of December 31, 1995 and as adjusted to reflect the issuance of the Debentures. This table should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                            DECEMBER 31, 1995
                                                                          ----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                          ------     -----------
                                                                              (IN MILLIONS)
Long-term Debt..........................................................  $1,350       $ 1,500
                                                                          ------       -------
Stockholders' Equity(a):
  Common Stock, $.01 par value, 325,000,000 shares authorized;
     150,000,000 shares issued..........................................       2             2
  Paid-in Capital.......................................................   2,935         2,935
  Retained Earnings.....................................................     202           202
  Cost of Treasury Stock (23,425,621 shares)............................     919           919
                                                                          ------       -------
  Total Stockholders' Equity............................................   2,220         2,220
                                                                          ------       -------
          Total Capitalization..........................................  $3,570       $ 3,720
                                                                          ======       =======

---------------

(a) The Company is authorized to issue 75,000,000 shares of $.01 par value preferred stock, of which 3,250,000 have been designated as Series A Preferred Stock. As of December 31, 1995, no shares of preferred stock were issued.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for the five years ended December 31, 1995 should be read in conjunction with the consolidated financial statements and the notes thereto contained in documents incorporated by reference in this Prospectus Supplement or the accompanying Prospectus.

                                              1995        1994        1993        1992        1991
                                             ------      ------      ------      ------      ------
                                               (IN MILLIONS, EXCEPT PER SHARE AND RATIO AMOUNTS)
CONTINUING OPERATIONS FOR THE YEAR ENDED:
  Revenues................................   $  873      $1,055      $1,043      $  943      $  813
  Operating Income (Loss).................   $ (467)     $  175      $  256      $  240      $  177
  Income (Loss)...........................   $ (280)     $  154      $  256      $  190      $  100
  Earnings (Loss) per Common Share(a).....   $(2.20)     $ 1.20      $ 1.96      $ 1.44      $  .75
  Ratio of Earnings to Fixed Charges(b)...       --        1.92x       4.79x       3.49x       1.95x
  Cash Dividends Declared per Common
     Share(c).............................   $  .55      $  .55      $  .55      $  .60      $  .70
AT YEAR END:
  Total Assets(d).........................   $4,165      $4,809      $4,448      $4,470      $5,480
  Long-term Debt..........................   $1,350      $1,309      $  819      $1,003      $1,298
  Stockholders' Equity(d).................   $2,220      $2,568      $2,608      $2,406      $2,907

---------------

(a) Excluding the non-cash charge related to the adoption of Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of ("SFAS No. 121"), totaling $(2.39) per share, Earnings (Loss) per Common Share would have been $.19 in 1995. Excluding non-recurring items totaling $.47, $.24 and $.08 per share, Earnings (Loss) per Common Share would have been $1.49, $1.20 and $.67 in 1993, 1992 and 1991, respectively.

(b) Earnings represent pretax income from continuing operations available for fixed charges, less equity in undistributed earnings of 20-50% owned companies, together with a portion of rent under long-term operating leases representative of an interest factor. Fixed charges represent interest expense, capitalized interest and a portion of rent under long-term operating leases representative of an interest factor. Total earnings available for fixed charges in 1995 were inadequate to cover total fixed charges in the amount of approximately $580 million. Excluding the non-cash charge related to SFAS No. 121, total earnings available for fixed charges would have been inadequate to cover total fixed charges in the amount of approximately $90 million.

(c) On January 13, 1993, the Company increased its quarterly dividend rate to $.1375 per share. In July 1992, the quarterly dividend rate was reduced to $.125 per share to reflect the June 30, 1992 spin-off of El Paso Natural Gas Company ("EPNG") to the Company's stockholders.

(d) In 1995, as a result of the impairment of oil and gas assets related to the adoption of SFAS No. 121, the Company recognized a non-cash, pretax charge of $490 million ($304 million after tax). On June 30, 1992, the Company distributed its EPNG common stock to the Company's stockholders of record as of June 15, 1992. The distribution was accounted for as a $575 million non-cash dividend.

                        CERTAIN TERMS OF THE DEBENTURES

     The following description of the particular terms of the Debentures offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities (as such term is used in the accompanying Prospectus) set forth under the heading "Description of Debt Securities" in the accompanying Prospectus, to which description reference is hereby made.

     The Debentures will be limited to $150 million aggregate principal amount and will mature on February 15, 2026. The Debentures will bear interest from February 15, 1996 at the rate per annum set forth on the cover page hereof, payable on February 15 and August 15 of each year, commencing August 15, 1996 to the persons in whose names such Debentures are registered, subject to certain exceptions, at the close of business on the February 1 or August 1, as the case may be, next preceding such interest payment date.

     The Debentures will not be redeemable prior to maturity and will not be subject to any sinking fund provisions. The covenant and defeasance provisions described in the accompanying Prospectus under "Description of Debt Securities" will apply to the Debentures.

     Settlement for beneficial interests in the Global Debentures will initially be made in immediately available funds. The Global Debentures will be in the Same-Day Funds Settlement System at the Depository and, to the extent that secondary market trading in beneficial interests in the Global Debentures is effected through the facilities of the Depository, such trades will be settled in immediately available funds.

     The Debentures will be issued in the form of one or more fully registered Global Debentures which will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as described below, the Debentures will be issuable in denominations of $1,000 and integral multiples thereof in book-entry form only. Except as described below, Debentures in definitive form will not be issued.

     Upon the issuance of the Global Debentures, the Depository will credit, on its book-entry registration and transfer system, the accounts of persons which have accounts with it ("participants") with the respective principal amounts of the Debentures represented by such Global Debentures. Such accounts shall initially be designated by the Underwriters. Ownership of beneficial interests in the Global Debentures will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Debentures will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository for the Global Debentures. Ownership of beneficial interests in such Global Debentures by persons that hold through participants will be shown on, and the transfer of that ownership interest with such participant will be effected only through, records maintained by such participant. Because the Depository can only act on behalf of the participants of the Depository, who in turn act on behalf of indirect participants of the Depository, the ability of an owner of a beneficial interest in the Global Debentures to pledge Debentures to persons or entities that do not participate in the book-entry or transfer system of the Depository, or otherwise take actions in respect of such Debentures, may be limited by the lack of a definitive certificate for such Debentures. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in the Global Debentures.

     So long as the Depository or its nominee is the registered owner of the Global Debentures, such Depository or such nominee, as the case may be, will generally be considered the sole owner or holder of the Debentures represented by the Global Debentures for the purposes of receiving payment on the Debentures, receiving notices and for all other purposes under the Indenture (as defined in the accompanying Prospectus) and the Debentures. Beneficial interests in the Debentures will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided herein, owners of beneficial interests in the Global Debentures will not be entitled to have the Debentures represented by the Global Debentures registered in their names, will not receive or be entitled to receive physical delivery of such Debentures in definitive form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Debentures must rely on the procedures of the Depository, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture.

     Payment of principal of and interest on Debentures represented by the Global Debentures registered in the name of the Depository or its nominee will be made by the Company through the Trustee (as defined in the accompanying Prospectus) in U.S. dollars in immediately available funds to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the Debentures represented thereby for all purposes under the Indenture. Neither the Company, the Trustee nor any agent of the Company or the Trustee will have any responsibility or liability for (i) any aspect of the Depository's records relating to or payments made on account of beneficial ownership interests in the Global Debentures representing any Debentures or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests, (ii) the payment to the owners of beneficial interests in the Global Debentures of amounts paid to the Depository or its nominee, or (iii) any other matter relating to the actions and practices of the Depository, its nominee, or its participants.

     The Company expects that the Depository, upon receipt of any payment of principal of or interest on the Global Debentures, will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Debentures as shown on the records of the Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Debentures held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     The Global Debentures may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor of the Depository or a nominee of such successor. The Global Debentures representing Debentures are exchangeable for Debentures in certificated form only if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for the Global Debentures or if at any time the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Company fails within 90 days thereof to appoint a successor or (ii) the Company at any time and in its sole discretion, determines not to have any of the Debentures represented by one or more Global Debentures. The Global Debentures that are exchangeable pursuant to the preceding sentence shall be exchangeable for Debentures in certificated form issuable in denominations of $1,000 and integral multiples thereof and registered in such names as the Depository holding the Global Debentures shall direct. Subject to the foregoing, the Global Debentures are not exchangeable, except for Global Debentures of like denominations to be registered in the name of the Depository or its nominee.

     Conveyance of notices and other communications by the Depository to participants and by participants to beneficial owners of the Debentures represented by the Global Debentures will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither the Depository nor its nominee will consent or vote with respect to the Debentures represented by the Global Debentures. Under its usual procedures, the Depository would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns the consenting or voting rights of the Depository's nominee to those participants to whose account the Debentures represented by the Global Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     The Depository has advised the Company and the Underwriters as follows: it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of participants and to facilitate the clearance and settlement of securities transactions among participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement dated the date hereof between the Company and the underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Debentures set forth opposite its name below.

                                                                           PRINCIPAL AMOUNT
        UNDERWRITER                                                         OF DEBENTURES
        -----------                                                        ----------------
    Lehman Brothers Inc..................................................    $ 75,000,000
    Morgan Stanley & Co. Incorporated....................................      75,000,000
                                                                             ------------
              Total......................................................    $150,000,000

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Debentures is subject to the approval of certain legal matters by their counsel and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Securities and Exchange Commission. The Underwriters are obligated to take and pay for all the Debentures offered hereby if any are taken.

     The Underwriters propose to offer all or part of the Debentures directly to the public at the public offering price set forth on the cover page hereof and all or part to certain dealers at a price which represent concessions not to exceed .500% of the principal amount of the Debentures. The Underwriters may allow, and any such dealer may reallow, concessions to certain other dealers not to exceed .250% of the principal amount of the Debentures.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of the Debentures on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Debentures as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Debentures, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Debentures.

     The Underwriters and their affiliates engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Debentures will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and common stockholders' equity for each of the three years in the period ended December 31, 1995 included in the Company's 1995 Annual Report on Form 10-K have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS

                           BURLINGTON RESOURCES INC.

                                DEBT SECURITIES

                            ------------------------

     Burlington Resources Inc. (the "Company") may offer from time to time its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities") up to an aggregate principal amount of $500,000,000 or, if applicable, the equivalent thereof in any other currency or currency unit. The Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a Prospectus Supplement or Prospectus Supplements.

     The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturities, rate or rates and time or times of payment of any interest, any terms for optional or mandatory redemption or payment of additional amounts or any sinking fund provisions, any initial public offering price, the proceeds to the Company and any other specific terms in connection with the offering and sale of such series will be set forth in a Prospectus Supplement or Prospectus Supplements. As used herein, the Debt Securities shall include securities denominated in U.S. dollars or, at the option of the Company as so specified in an applicable Prospectus Supplement, in any other currency or currency units or in amounts determined by reference to an index.

     The Debt Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

March 21, 1995

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY DEBT SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE THEREOF.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549. In addition, reports and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Debt Securities. This Prospectus does not contain all the information set forth in the Registration Statement and reference is hereby made to the Registration Statement for further information with respect to the Company and the Debt Securities.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the Commission pursuant to the 1934 Act, are hereby incorporated by reference in this Prospectus:

          (a) Annual Report on Form 10-K for the year ended December 31, 1994;
     and

          (b) Current Report on Form 8-K dated March 21, 1995.

     All documents filed by the Company pursuant to Section 13(a), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus, and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Wendi S. Zerwas, Corporate Secretary, Burlington Resources Inc., 5051 Westheimer, Suite 1400, Houston, Texas 77056 (telephone (713) 624-9500).

                                  THE COMPANY

     The Company is a holding company engaged, through its principal subsidiary, Meridian Oil Inc., and its affiliated companies (collectively, "Meridian"), in the exploration, development and production of oil and gas, and related marketing activities, which include aggregation and resale of third party oil and gas. Meridian is the largest independent (nonintegrated) oil and gas company in the United States in terms of total domestic proved equivalent reserves which were estimated at 6.6 trillion cubic feet of gas equivalent at December 31, 1994.

     The Company's principal executive offices are located at 5051 Westheimer, Suite 1400, Houston, Texas 77056 (telephone (713) 624-9500).

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Offered Debt Securities (as defined below) will be used as set forth in a Prospectus Supplement relating to such Offered Debt Securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratio of earnings to fixed charges was 1.92x, 4.79x, 3.49x, 1.95x and 2.97x for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations available for fixed charges, less equity in undistributed earnings of 20-50% owned companies, together with a portion of rent under long-term operating leases representative of an interest factor. Fixed charges represent interest expense, capitalized interest and a portion of rent under long-term operating leases representative of an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions do not apply to the Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Offered Debt Securities will be issued under an Indenture dated as of April 1, 1992 (the "Indenture") between the Company and Citibank, N.A., as Trustee (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, which is on file as an exhibit to the Registration Statement. References appearing below are to the Indenture and wherever particular provisions are referred to, such provisions are incorporated by reference as a part of the statements made, and such statements are qualified in their entirety by such reference. Whenever a capitalized term is referred to and not herein defined, the definition thereof is contained in the Indenture.

GENERAL

     The Debt Securities will be unsecured obligations of the Company. The Indenture does not limit the amount of Debt Securities that may be issued thereunder. The Debt Securities offered by this Prospectus are limited to $500,000,000 aggregate principal amount. The Debt Securities may be issued from time to time in one or more series.

     A Prospectus Supplement relating to a particular series of Offered Debt Securities will describe the following terms of such Debt Securities: (a) the title of the Offered Debt Securities; (b) any limit upon the aggregate principal amount of the Offered Debt Securities; (c) the date or dates on which the principal of the Offered Debt Securities is payable; (d) the rate or rates at which the Offered Debt Securities will bear interest, if any, or the method for calculating such rate, and the date or dates from which such interest will accrue; (e) the dates on which such interest will be payable and the record dates for the interest payment dates; (f) the place or places where the principal of and interest, if any, on the Offered Debt Securities will be payable; (g) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which, the Offered Debt Securities may be redeemed at the option of the Company or otherwise; (h) any mandatory or optional sinking fund or analogous provisions; (i) if other than denominations of $1,000 and integral multiples thereof, the denominations in which the Offered Debt Securities shall be issuable; (j) if other than the principal amount thereof, the portion of the principal amount of such Offered Debt Securities which shall be payable upon declaration of the acceleration of the maturity thereof; (k) if other than U.S. dollars, the currency or currency units in which the Offered Debt Securities are denominated and/or in which payment of the principal of (and premium, if any) and/or interest on the Offered Debt Securities will or may be payable; (l) any deletions, modifications or additions to the Events of Default or covenants of the Company pertaining to the Offered Debt Securities; and (m) any other terms not inconsistent with the Indenture, including, without limitation, the addition of covenants applicable with respect to the Offered Debt Securities. (Section 3.01)

     Unless otherwise indicated in the Prospectus Supplement, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

CERTAIN RESTRICTIONS

     Limitation on Liens. The Company will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any stock or Debt, whether owned on the date of the Indenture or thereafter acquired, of any Subsidiary (other than a Subsidiary, the stock or Debt of which at the date of the Indenture is subject to a Mortgage or is required to be subject to a Mortgage, but without increase in the principal amount which is secured thereby and limited to the stock or Debt then subject to such Mortgage), to secure any Debt of the Company or any other person (other than the Debt Securities), without in any such case making effective provision whereby the Debt Securities then outstanding shall be directly secured equally and ratably with such Debt. There will be excluded from this restriction any Mortgage upon stock or Debt of a corporation existing at the time such corporation becomes a Subsidiary or at the time stock or Debt of a Subsidiary is acquired and any extension, renewal or replacement of any such Mortgage (without increase in the principal amount which is secured thereby and limited to the stock or Debt then subject to such Mortgage). The Indenture defines "Mortgage" as any mortgage, pledge, lien, charge, security interest, conditional sale or other title retention agreement or other similar encumbrance, and "Debt" as indebtedness for money borrowed.

     The Company will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property, whether owned or leased on the date of the Indenture or thereafter acquired, to secure any Debt of the Company or any other person (other than the Debt Securities), without in any such case making effective provision whereby all of the Debt Securities then outstanding shall be directly secured equally and ratably with such Debt. The Indenture defines "Principal Property" as (i) any property owned or leased by the Company or any Subsidiary, or any interest of the Company or any Subsidiary or property, located within the United States or Canada (including offshore property leased from any governmental body) which is considered by the Company to be capable of producing oil or gas in commercial quantities and (ii) any refinery, processing or manufacturing plant owned or leased by the Company or any Subsidiary and located within the United States or Canada except (A) facilities related thereto employed in transportation, distribution or marketing or (B) any such plant which, in the opinion of the Board of Directors, is not a principal plant in relation to the activities of the Company and its Restricted Subsidiaries as a whole. "Restricted Subsidiary" is defined as any Subsidiary which owns or leases (as lessor or lessee) a Principal Property, but such term will not include any Subsidiary the principal business of which is leasing machinery, equipment, vehicles or other properties none of which is a Principal Property, or financing accounts receivable, or engaging in ownership and development of any real property which is not a Principal Property. There will be excluded from this restriction (i) any Mortgage upon property owned or leased by any corporation existing at the time such corporation becomes a Restricted Subsidiary, (ii) any Mortgage upon property existing at the time of acquisition of such property, (iii) any Mortgage to secure payment of any part of the purchase price of property or any Debt incurred prior to, at the time of or within 180 days after the acquisition of such property to finance the purchase thereof, other than a purchase by a Subsidiary from a Restricted Subsidiary or from the Company, (iv) any Mortgage upon property to secure any part of the cost of exploration, drilling, development, construction, alteration, repair or improvement of such property, or Debt incurred prior thereto, at the time thereof or within 180 days thereafter to finance such cost, provided that such cost is incurred to obtain, or materially increase the production and revenues from, such property, (v) any Mortgage securing Debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary, (vi) any Mortgage existing on the date of the Indenture, and (vii) any extension, renewal or replacement in whole or in part of any such Mortgage (without increase in principal amount secured or the amount of property subject to such Mortgage). Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property that is not excepted by clauses (i) through (vii) above without equally and ratably securing the Debt Securities, provided that the aggregate amount of all Debt then outstanding secured by such Mortgage and all similar Mortgages, together with all net sale proceeds from Sale-Leaseback Transactions (as defined below) which are not permitted pursuant to clauses (i) and (ii) of the following paragraph, does not exceed 5% of the total consolidated stockholders' equity of the Company as shown on the audited consolidated balance sheet contained in the Company's latest Annual Report on Form 10-K. For the purpose of this restriction, the following types of transactions shall not be deemed to create a Mortgage to secure any Debt: (i) the sale or other transfer of (A) any oil or gas or minerals in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such oil or gas or minerals or (B) any other interest commonly referred to as a "production payment" and (ii) any Mortgage in favor of the United States or any state, or any other country, or any political subdivision thereof to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Mortgage securing industrial development, pollution control or similar revenue bonds. (Section 10.04)

     Restriction on Sale-Leasebacks. The Company will not, nor will it permit any Restricted Subsidiary to, sell or transfer any Principal Property with the Company or any Restricted Subsidiary taking back a lease of such Principal Property (a "Sale-Leaseback Transaction"), unless (i) such Sale-Leaseback Transaction occurs within 180 days from the date of acquisition of such Principal Property or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later or (ii) the Company, within 120 days after such Sale-Leaseback Transaction, applies or causes to be applied to the retirement of Funded Debt of the Company or any Restricted Subsidiary (other than Funded Debt of the Company which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Debt Securities) an amount not less than the net proceeds of the sale of such Principal Property. "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more. Notwithstanding the foregoing, the Company may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction involving any Principal Property, provided that (a) the net sale proceeds from such Sale-Leaseback Transaction, together with all Debt secured by Mortgages not excepted by clauses (i) through (vii) of the preceding paragraph, do not exceed 5% of the total consolidated stockholders' equity of the Company as shown on the audited consolidated balance sheet contained in the Company's latest Annual Report on Form 10-K or (b) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than 36 months. (Section 10.04)

     Compliance by the Company with the foregoing restrictions may be waived, either before or after the time for such compliance, by the holders of a majority in principal amount of the outstanding Debt Securities of each series.

EVENTS OF DEFAULT

     An Event of Default will occur under the Indenture with respect to Debt Securities of a particular series if (a) the Company shall fail to pay when due all or any part of the principal of such series of the Debt Securities (whether at maturity or upon acceleration or otherwise), (b) the Company shall fail to pay when due any installment of interest on such series of Debt Securities and such default shall continue for 30 days, (c) the Company shall fail to make, when due by the terms of the Debt Securities of such series, the deposit of any sinking fund payment, (d) the Company shall fail to perform or observe any other term, covenant or agreement contained in the Indenture or the Debt Securities with respect to such series of Debt Securities for a period of 60 days after written notice thereof, as provided in the Indenture, (e) a default shall occur which involves the failure to pay principal of, or interest on, Debt of the Company or any Subsidiary (including any other series of Debt Securities) in excess of $25 million at the stated maturity thereof, or which results in the acceleration of Debt of the Company or any Subsidiary in excess of $25 million, and such acceleration shall not be rescinded, stayed or annulled or such Debt shall not have been discharged within 15 days after a written notice thereof, as provided in the Indenture, or (f) certain events of bankruptcy, insolvency or reorganization shall have occurred. (Section 5.01)

     The Indenture provides that (1) if an Event of Default due to the default in payment of principal of, or interest on, a series of Debt Securities or due to a failure to perform or observe any other term, covenant or agreement contained in the Indenture with respect to a series of Debt Securities (but not with respect to all series of Debt Securities) shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of Debt Securities of such series then outstanding may declare the principal of all Debt Securities of such series and interest accrued thereon to be due and payable immediately or (2) if an Event of Default due to a failure to perform or observe any other term, covenant or agreement in the Indenture with respect to all series of Debt Securities then outstanding, any default described in clause (e) in the preceding paragraph and certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Trustee or the holders of 25% in principal amount of all Debt Securities then outstanding which have not previously become due and payable (treated as one class) may declare the principal of all Debt Securities and interest accrued thereon to be due and payable immediately. Upon certain conditions such declarations may be annulled by the holders of a majority in principal amount of Debt Securities of each series affected (voting as a separate class) and past defaults may be waived (except a continuing default in payment of principal of or interest on any series of Debt Securities) by the holders of a majority in principal amount of Debt Securities of each series affected (voting as a separate class). (Sections 5.02 and 5.13)

     The holders of a majority in principal amount of the outstanding Debt Securities of any series affected (each series voting as a separate class) may direct with respect to such series the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Indenture. (Section 5.12) Before proceeding to exercise any right or power under the Indenture with respect to such series at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with any such direction. (Section 6.03)

     The Company will be required to furnish to the Trustee annually a statement of certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the performance of the terms of the Indenture or, if they have knowledge that the Company is in default, specifying such default. (Section 7.04) The Indenture requires the Trustee to give to all holders of outstanding Debt Securities notice of any default by the Company, unless such default shall have been cured or waived; however, except in the case of a default in the payment of principal or of interest on any outstanding Debt Securities, the Trustee is entitled to withhold such notice in the event that the board of directors, the executive committee or a trust committee of directors or certain officers of the Trustee in good faith determine that withholding such notice is in the interest of the holders of the outstanding Debt Securities. (Section 6.02)

DEFEASANCE AND DISCHARGE

     Under arrangements reasonably satisfactory to the Trustee, the Company may discharge certain obligations to holders of Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by irrevocably depositing with the Trustee funds in an amount sufficient to pay at maturity the principal of and interest on such series of Debt Securities. (Section 4.01)

     The Indenture also provides that the Company will be discharged from obligations in respect of any series of Debt Securities under the Indenture (including its obligation to comply with the provisions referred to under "Certain Restrictions," if applicable, but excluding certain other obligations, such as the obligation to pay principal of and interest on the Debt Securities of such series then outstanding, obligations of the Company in the event of acceleration following default under clause (e) referred to above under "Events of Default" and obligations to register the transfer or exchange of such outstanding Debt Securities of such series and to replace stolen, lost or mutilated certificates), upon the irrevocable deposit, in trust, of cash or U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay any installment of principal of and interest on such outstanding Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such outstanding Debt Securities of such series, provided that the Company has received an opinion of counsel or a favorable ruling of the IRS to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders of the outstanding Debt Securities of such series and that certain other conditions are met. (Section 4.01)

CHANGES IN CONTROL AND HIGHLY LEVERAGED TRANSACTIONS

     The Indenture does not contain provisions requiring redemption of the Debt Securities by the Company, or adjustment to any terms of the Debt Securities, upon any change in control of the Company.

     Other than restrictions on Mortgages and Sale-Leaseback Transactions described under "Certain Restrictions" above, the Indenture does not contain any covenants or other provisions designed to afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure any of the Debt Securities, (b) evidence the assumption by a successor corporation of the obligations of the Company, (c) add covenants and Events of Default for the protection of the holders of all or any particular series of Debt Securities, (d) change or eliminate any of the provisions of the Indenture, provided that any such change or elimination shall become effective only after there are no Debt Securities of any series entitled to the benefit of such provision outstanding, (e) establish the forms or terms of Debt Securities of any series, (f) cure any ambiguity or correct any inconsistency in the Indenture, or (g) evidence the acceptance of appointment by a successor trustee. (Sections 3.01 and 9.01)

     The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of all series of Debt Securities then outstanding (each such series voting as a separate class) affected thereby, to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture, or modify in any manner the rights of the holders of such Debt Securities, provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the stated maturity of the principal of or any installment of interest on any Debt Security, reduce the principal amount thereof, reduce the rate of interest thereon, change the place of payment where, or the coin or currency in which, interest is payable, or impair the right to institute suit for the enforcement of any such payment when due or (b) reduce the aforesaid percentage in principal amount of Debt Securities, the consent of the holders of which is required for any such modification. (Section 9.02)

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Company may, without the consent of the Trustee or the holders of Debt Securities, consolidate or merge with, or convey, transfer or lease its properties and assets substantially as an entirety to, any other corporation, provided that such successor corporation is a corporation organized under the laws of the United States or any state thereof and expressly assumes all obligations of the Company under the Debt Securities, and that immediately after giving effect to such transaction no Event of Default, or event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing and that certain other conditions are met, and, thereafter, except in the case of a lease, the Company shall be relieved of all obligations thereunder. (Article Eight)

APPLICABLE LAW

     The Debt Securities and the Indenture will be governed by and construed in accordance with the law of the State of New York. (Section 1.13)

CONCERNING THE TRUSTEE

     Citibank, N.A. will be the Trustee under the Indenture. Citibank, N.A. serves as trustee under various indentures relating to obligations of the Company. The Company has customary banking relationships with Citibank, N.A., including participation as agent bank in the Company's Revolving Credit Agreement.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Debt Securities (i) through agents, (ii) through underwriters, (iii) through dealers, or (iv) directly to purchasers (through a specific bidding or auction process or otherwise). The Offered Debt Securities may include previously issued Debt Securities which have been acquired and are being remarketed on behalf of the Company.

     Debt Securities may be offered and sold through agents designated by the Company from time to time. Any such agent involved in the offer or sale of the Offered Debt Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the 1933 Act, of the Debt Securities so offered and sold. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act, and may be customers of, engage in transactions with or perform services for, the Company in the ordinary course of business.

     If an underwriter or underwriters are utilized in the sale of Offered Debt Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of Offered Debt Securities. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act.

     If a dealer is utilized in the sale of Offered Debt Securities, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the 1933 Act.

     Offers to purchase Debt Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process if utilized, will be described in the Prospectus Supplement relating thereto.

     The place and time of delivery of Offered Debt Securities are set forth in the accompanying Prospectus Supplement.

                                 LEGAL MATTERS

     The validity of the Debt Securities will be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and common stockholders' equity for each of the three years in the period ended December 31, 1994 included in the Company's 1994 Annual Report on Form 10-K have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

===============================================================================

  No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, by the Underwriters or by any other person. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any state in which such offer or solicitation may not lawfully be made. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus, nor any sale made hereunder, shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                              ------------------

                              TABLE OF CONTENTS

       PROSPECTUS SUPPLEMENT
                                         Page
                                         ----
Incorporation of Certain Documents by
  Reference............................  S-2

Use of Proceeds........................  S-2

Capitalization.........................  S-3

Selected Financial Data................  S-4

Certain Terms of the Debentures........  S-5

Underwriting...........................  S-7

Legal Matters..........................  S-7

Experts................................  S-7

             PROSPECTUS

Available Information..................    2

Incorporation of Certain Documents by
  Reference............................    2

The Company............................    3

Use of Proceeds........................    3

Ratio of Earnings to Fixed Charges.....    3

Description of Debt Securities.........    3

Plan of Distribution...................    8

Legal Matters..........................    9

Experts................................    9

===============================================================================


===============================================================================

                                 $150,000,000

                                  BURLINGTON
                                RESOURCES INC.

                            6 7/8% DEBENTURES DUE
                              FEBRUARY 15, 2026

                              -----------------

                            PROSPECTUS SUPPLEMENT
                              February 14, 1996

                              -----------------

                               LEHMAN BROTHERS

                             MORGAN STANLEY & CO.
                                 INCORPORATED

===============================================================================